May 14, 2010

Ms. Linda Stirling

Division of Investment Management

450 Fifth Street

Washington, D.C. 20549

RE:                              U.S. Global Investors Funds 485(b) Post Effective Amendment 107

                                                Registration Statement File Nos. 002-35439 and 811-01800

Dear Ms. Stirling:

This letter responds to comments you provided by telephone on April 13, 2010, regarding the above referenced filing. Listed below are your comments with our accompanying responses.

Cover page

1.               Comment: Remove statement “To reduce paper waste and to receive prospectuses, annual reports and statement electronically please visit…”

Response: The requested change has been made.

Fee Chart - all funds

1.               Comment: Remove footnote on performance fee adjustment.

Response: The requested change has been made.

Example - all funds

1.               Comment: Remove statement that example is based on net expenses before giving effect to any performance adjustment.

Response: The requested change has been made.

Fund Management - all funds

1.               Comment: Provide length of service with a fund.

Response: The requested information has been added.

2.               Comment: Delete address for US Global Investors, Inc.

Response: The requested change has been made.

Purchase and Sale of Fund Shares - all funds

1.               Comment: Add a statement that an investor may sell funds through an authorized broker-dealer or directly from the fund.

Response: The requested information has been added.

Principal Risks - Gold and Precious Metals Fund, World Precious Minerals Fund, Global Resources Fund, Eastern European Fund, Global MegaTrends Fund, and China Region Fund

1.               Comment:  Change risk heading from “Diversification Risk” to “Non-Diversification Risk.”

Response:  The requested change has been made.

2.               Comment:  Remove the section “Temporary Investment Risk.”

Response:  The requested change has been made.

Principal Risks - Global MegaTrends Fund, Gold and Precious Metals Fund, World Precious Minerals Fund, Global Resources Fund

1.               Comment: Add an emerging market risk section.

Response:  The requested information has been added.

Principal Investment Strategies - Global MegaTrends Fund, Eastern European Fund, Global Emerging Markets Fund, China Region Fund, Tax Free Fund, and Near-Term Tax Free Fund

1.               Comment: Disclose how each fund selects individual securities.

Response: The requested information has been added.

Holmes Growth Fund Principal Investment Strategies

1.               Comment: If the fund has a limit on investing in foreign securities, the limit should be included in “Principal Investment Strategies.”

Response: The requested information has been added.

Holmes Growth Fund Principal Risks

1.               Comment: Add mid-sized company risk.

Response: Mid-sized company risk has been added.

Gold and Precious Metals Fund Principal Investment Strategies

1.               Comment:  Add that the fund will invest in “precious metals including gold, silver, platinum group, palladium and diamonds.”

Response:  The requested information has been added.

Principal Risk - Global Emerging Markets Fund

1.               Comment:  Explain the risks of investing in participatory notes.

Response:  The requested information has been added.

Tax Information - Tax-Free Fund and Near-Term Tax Free Fund

1.               Comment:  Provide the percentage of a fund that may be subject to taxes.

Response:  The requested information has been added.

Portfolio Managers

1.               Comment:   Describe any limits on the role of a portfolio manager.

Response:   There are no limits on the role of the funds’ portfolio managers.  The following statement has been added: “The funds are managed by a team of portfolio managers.  Each team member is equally responsible for the day to day management of each fund’s portfolio.”

Should you require additional information, do not hesitate to call me at (210) 308-1239.

Regards,

Susan B. McGee
President, General Counsel

Enclosure